NEWS RELEASE

T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2021 RESULTS

BALTIMORE (April 29, 2021) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the first quarter of 2021.
▪Assets under management end quarter at $1.52 trillion
▪Net client inflows of $1.2 billion for Q1 2021
▪Net revenues of $1.8 billion for Q1 2021
▪Diluted earnings per common share of $3.17 for Q1 2021
▪Adjusted non-GAAP diluted earnings per common share of $3.01 for Q1 2021
▪Long-term investment performance remains strong

Financial Highlights

	Three Months ended
(in millions, except per-share data)	3/31/2021	3/31/2020	% change	12/31/2020	% change

U.S. GAAP basis
Investment advisory fees	$1,687.8	$1,327.8	27.1%	$1,602.2	5.3%
Net revenues	$1,826.8	$1,462.6	24.9%	$1,732.9	5.4%
Operating expenses	$933.6	$755.4	23.6%	$977.0	(4.4)%
Net operating income	$893.2	$707.2	26.3%	$755.9	18.2%
Non-operating income (loss)(1)	$102.1	$(500.3)	n/m	$390.1	n/m
Net income attributable to T. Rowe Price Group	$749.4	$343.1	118.4%	$783.4	(4.3)%
Diluted earnings per common share	$3.17	$1.41	124.8%	$3.33	(4.8)%
Weighted average common shares outstanding assuming dilution	230.0	236.8	(2.9)%	229.2	.3%

Adjusted non-GAAP basis(2)
Operating expenses	$909.2	$817.9	11.2%	$908.5	.1%
Net operating income	$918.9	$647.2	42.0%	$827.0	11.1%
Non-operating income (loss)(1)	$13.7	$(61.2)	n/m	$42.5	n/m
Net income attributable to T. Rowe Price Group	$712.0	$454.3	56.7%	$680.2	4.7%
Diluted earnings per common share	$3.01	$1.87	61.0%	$2.89	4.2%

Assets under Management (in billions)
Average assets under management	$1,508.8	$1,162.7	29.8%	$1,394.0	8.2%
Ending assets under management	$1,518.0	$1,008.8	50.5%	$1,470.5	3.2%
(1) The percentage change in non-operating income is not meaningful (n/m).
(2) Adjusts the GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, and certain nonrecurring charges and gains, if any. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results. See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Management Commentary
William J. Stromberg, chief executive officer, commented: “The first quarter of 2021 saw stocks in developed markets generate strong returns lifted by the accelerating rollout of coronavirus vaccines, ongoing monetary stimulus, and expectations for a new U.S. federal fiscal stimulus package. Small- and mid-cap stocks outpaced larger caps while cyclically oriented value stocks outperformed growth stocks. In bond markets, rising interest rates led to mixed results. T. Rowe Price’s long-term investment performance remained strong particularly across our asset allocation products.

“With continued strong equity markets, our revenues rose 25% and our net operating income increased 26% vs Q1 2020, leading to EPS of $3.17. These robust financials allowed us to push ahead with execution of our strategic initiatives. Highlights in the first quarter included:

•Positive flows of $1.2 billion for the first quarter were led by $4.5 billion of net flows into our target date products, as we saw retirement savers return to more typical levels of contributions and withdrawals versus last year. Our APAC and EMEA intermediary businesses continued to deliver healthy positive flows for the quarter. However, some institutional clients harvested the market gains in U.S. large-cap growth equities of 2020, which was a headwind to net flows.

•We expanded our ESG product range with the launch of the T. Rowe Price Global Impact Equity Fund, our first fund with the dual goals of providing excess returns over its benchmark while positively impacting the environment and social equity issues. We plan to extend this range of impact products which complement our already launched range of Responsible SICAVs and OEICs that use an exclusion approach. In addition, we launched a UK Equity strategy and a China Growth Opportunities strategy.

•We continued to make investments in support of the future growth of our APAC and EMEA businesses. We announced the relocation of our London office to a larger, more modern, and environmentally efficient building. Following the approval in December 2020 for our wholly foreign owned enterprise, T. Rowe Price Investment Consulting (Shanghai) Co, Ltd., we officially opened our Shanghai investment office in March 2021.

“Finally, I want to recognize our associates’ continued perseverance and resilience through this extended work from home environment. We look forward to being back in our global offices and seeing each other in person later this year.”

Assets Under Management
During Q1 2021, assets under management increased $47.5 billion to $1.52 trillion. Net cash inflows were
$1.2 billion, and clients transferred $5.6 billion in net assets from the U.S. mutual funds primarily to collective investment trusts and other investment products, of which $4.9 billion transferred into the retirement date trusts. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Three months ended 3/31/2021
(in billions)	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total
Assets under management at beginning of period	$794.6	$400.1	$275.8	$1,470.5

Net cash flows before client transfers	2.0	(8.2)	7.4	1.2
Client transfers	(5.6)	—	5.6	—
Net cash flows after client transfers	(3.6)	(8.2)	13.0	1.2
Net market appreciation and gains	25.5	11.9	9.0	46.4
Net distributions not reinvested	(.1)	—	—	(.1)
Change during the period	21.8	3.7	22.0	47.5

Assets under management at March 31, 2021	$816.4	$403.8	$297.8	$1,518.0

	Three months ended 3/31/2021
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Total
Assets under management at beginning of period	$895.8	$168.7	$406.0	$1,470.5

Net cash flows	(8.9)	5.4	4.7	1.2
Net market appreciation and gains(2)	30.3	(1.3)	17.3	46.3
Change during the period	21.4	4.1	22.0	47.5
Assets under management at March 31, 2021	$917.2	$172.8	$428.0	$1,518.0
(1) The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) Includes distributions not reinvested.

Assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $351.6 billion at March 31, 2021, compared with $332.2 billion at
December 31, 2020. Net cash flows into these portfolios were $4.5 billion in Q1 2021.

Investors domiciled outside the United States accounted for 8.8% of the firm's assets under management at March 31, 2021 and 9.3% at December 31, 2020.

The firm provides participant accounting and plan administration for defined contribution retirement plans that invest in the firm's U.S. mutual funds and collective investment trusts, as well as funds outside of the firm's complex. As of
March 31, 2021, the firm's assets under administration were $248 billion, of which nearly $153 billion are assets we manage.

In recent years, the firm began offering non-discretionary advisory services through model delivery, which are managed accounts where portfolio holdings and trades in the portfolio are provided to sponsor platforms to implement for their clients. The firm records the revenue earned on these services in administrative fees. The assets under advisement in these portfolios, predominantly in the United States, were $3 billion at March 31, 2021.

Financial Results
Net revenues earned in Q1 2021 were $1.8 billion, up 24.9% from Q1 2020. Average assets under management in Q1 2021 were $1.51 trillion, an increase of 29.8% from Q1 2020. The firm voluntarily waived money market advisory fees in Q1 2021 of $15.0 million to continue to maintain positive yields for investors. The firm expects to continue to waive fees for all of 2021 and anticipates that the waivers in each of the next three quarters of 2021 will be at similar levels.
▪Investment advisory revenues earned in Q1 2021 from the firm's U.S. mutual funds were $1.1 billion, an increase of 19.9% from Q1 2020. Average assets under management in these funds increased 24.5% to $814.5 billion in Q1 2021 from Q1 2020.

▪Investment advisory revenues earned in Q1 2021 from subadvised funds, separate accounts, collective investment trusts and other investment products were $637.6 million, an increase of 41.2% from Q1 2020. Average assets under management for these products increased 36.6% to $694.3 billion in Q1 2021 from Q1 2020.

▪The annualized effective fee rate of 45.4 basis points in Q1 2021 was down from 45.9 basis points earned in Q1 2020 and from 45.7 basis points earned in Q4 2020. In comparison to Q1 2020, the annualized effective fee rate decreased due to the impact of client transfers to lower fee vehicles or share classes within the complex over the last twelve months and money market fee waivers. In comparison to Q4 2020, the Q1 2021 annualized effective fee rate decreased primarily due to lower performance fees in Q1 2021. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪Administrative, distribution, and servicing fees in Q1 2021 were $139.0 million, an increase of 3.1% from Q1 2020. The increase was primarily attributable to higher transfer agent servicing activities provided to the T. Rowe Price mutual funds, higher model delivery revenue, as well as higher 12b-1 revenue earned on the R share class of the U.S. mutual funds as a result of increased assets under management in this share class.

Operating expenses in Q1 2021 were $933.6 million, an increase of 23.6% compared to Q1 2020. Nearly half of the increase in the firm's operating expenses from Q1 2020 was due to an $85.9 million increase in expense related to the supplemental savings plan from higher market returns. The remaining increase was due primarily to higher compensation expenses as well as distribution and servicing costs. The expense related to the supplemental savings plan was almost entirely offset by the non-operating gains earned on the investments used to economically hedge the related liability.

On a non-GAAP basis, the firm's operating expenses in Q1 2021 were $909.2 million, an 11.2% increase over
Q1 2020. The firm's non-GAAP operating expenses do not include the impact of the supplemental savings plan and consolidated sponsored products.

▪Compensation and related costs were $583.5 million in Q1 2021, an increase of 32.4% compared to
Q1 2020. This increase was primarily related to $85.9 million in higher compensation expense related to the supplemental savings plan, as strong market returns in Q1 2021 increased the liability compared with the impact of market losses in Q1 2020, which decreased the liability. Also contributing to the increase in 2021 costs compared to Q1 2020, were a higher interim bonus accrual and higher salaries and benefits due to a 3.4% increase in our average staff size and modest increases in base salaries at the beginning of the year. The firm employed 7,697 associates at March 31, 2021, an increase of .2% from the end of 2020 and 3.0% from the end of Q1 2020.

▪Distribution and servicing costs were $85.6 million in Q1 2021, an increase of 30.3% from the $65.7 million recognized in Q1 2020. The increase was primarily driven by higher distribution costs as a result of continued inflows and market appreciation in the firm's international products, including the Japanese Investment Trusts (ITMs) and SICAVs. These distribution costs, like those related to certain shares classes of the U.S. mutual funds, are offset entirely in net revenues. For the ITMs and SICAVs, the related revenue is recognized in investment advisory revenues.

▪Advertising and promotion expenses were $18.9 million in Q1 2021, a decrease of 24.1% from Q1 2020. The decrease was primarily driven by the timing of media-related spend as well as fewer conference and promotional events since the later part of Q1 2020 due to the coronavirus pandemic.

▪Technology, occupancy, and facility costs were $117.3 million in Q1 2021, an increase of 11.3% from the $105.4 million recognized in Q1 2020. The increase was primarily due to the ongoing investment in the firm's technology capabilities, including hosted solution licenses and depreciation, and higher office lease costs.

▪General, administrative, and other costs were $87.3 million in Q1 2021, an increase of 13.2% compared with the $77.1 million recognized in Q1 2020. The timing of when certain general and administrative costs were incurred in Q1 2021 compared with Q1 2020 contributed to the higher costs. Lower travel-related expenses nearly offset increases in other general and administrative costs.

The firm updated its 2021 non-GAAP operating expense growth guidance from a range of 8%-12% to a range of 10%-14% to reflect an increase in the firm's expectations for AUM-related expenses. The firm could elect to further adjust its expense growth should unforeseen circumstances arise, including significant market movements.

Non-operating income (loss). Non-operating income was $102.1 million in Q1 2021, as compared to non-operating loss of $500.3 million in Q1 2020. The impact on the firm's investment portfolio of strong market returns in Q1 2021 compared with significant market losses in Q1 2021 drove the increase. For Q1 2021, the firm's consolidated investment products and supplemental savings plan hedge portfolio comprised more than half of the net gains recognized. The cash and discretionary investment portfolio added net investment gains of $13.7 million during Q1 2021. The components of non-operating income for Q1 2021 and Q1 2020 are included in the tables at the end of this release.

Income taxes. The firm's effective tax rate was 23.2% in Q1 2021 and 19.5% in Q1 2020. The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the first quarter of 2021 and 2020:

	Three months ended
	3/31/2021	3/31/2020
Statutory U.S. federal income tax rate	21.0%	21.0%
State income taxes for current year, net of federal income tax benefits(1)	3.8	6.4
Net (income) losses attributable to redeemable non-controlling interests(2)	(.6)	3.1
Net excess tax benefits from stock-based compensation plans activity	(1.2)	(8.1)
Other items	.2	(2.9)
Effective income tax rate	23.2%	19.5%
(1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity.
(2) Net income attributable to redeemable non-controlling interest represents the portion of earnings held in the firm's consolidated investment products, which are not taxable to the firm despite being included in pre-tax income.

The firm's non-GAAP tax rate primarily adjusts for the impact of the consolidated investment products, including the net income attributable to the redeemable non-controlling interests. The firm's non-GAAP effective tax rate was 23.7% for Q1 2021. The rate was affected by lower discrete tax benefits associated with the settlement of stock-based awards as well as the impact of these benefits relative to the higher pre-tax income during the quarter, and a lower effective state tax rate as compared to Q1 2020. The firm continues to see the phased-in benefit of the 2018 Maryland state tax legislation in which we expect to reduce our effective state rate over the five-year phase-in period to less than 3% by the end of 2022.

The firm estimates that its effective tax rate for the full year 2021, on a GAAP basis, will be in the range of 22% to 25%. On a non-GAAP basis, the range is 23% to 25%.

Capital Management
T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	3/31/2021	12/31/2020
Cash and cash equivalents	$2,830.1	$2,151.7
Discretionary investments	2,019.2	2,095.7
Total cash and discretionary investments	4,849.3	4,247.4
Redeemable seed capital investments	1,244.3	1,219.1
Investments used to hedge the supplemental savings plan liability	766.9	768.1
Total cash and investments in T. Rowe Price products	$6,860.5	$6,234.6

▪The firm's common shares outstanding were 226.9 million at March 31, 2021, compared with 228.0 million at the end of 2020.
▪In Q1 2021, the firm expended $267.6 million to repurchase 1.6 million shares, or .7%, of its outstanding common shares at an average price of $164.22.
▪The firm invested $58.8 million during Q1 2021 in capitalized facilities and technology. The firm currently expects capital expenditures, including internal labor capitalization, for 2021 to be about $265 million, of which more than three-quarters is planned for technology initiatives. These expenditures are expected to continue to be funded from the firm's operating resources.

Investment Performance
The following table presents investment performance for specific asset classes and AUM-weighted performance, mutual fund performance against passive peers, and composite performance against benchmarks for the one-, three-, five-, and 10-years ended March 31, 2021. Past performance is no guarantee of future results.

% of U.S. mutual funds that outperformed Morningstar median(1),(2)
	1 year	3 years	5 years	10 years
Equity	65%	68%	67%	87%
Fixed Income	71%	60%	55%	57%
Multi-Asset	94%	94%	91%	90%
All Funds	75%	73%	70%	78%

% of U.S. mutual funds that outperformed passive peer median(1),(3)
	1 year	3 years	5 years	10 years
Equity	57%	58%	62%	72%
Fixed Income	91%	59%	57%	60%
Multi-Asset	94%	91%	87%	86%
All Funds	78%	68%	68%	72%

% of composites that outperformed benchmarks(4)
	1 year	3 years	5 years	10 years
Equity	55%	60%	73%	78%
Fixed Income	87%	69%	80%	72%
All Composites	68%	63%	76%	76%

AUM- Weighted Performance
% of U.S. mutual funds AUM that outperformed Morningstar median(1),(2)
	1 year	3 years	5 years	10 years
Equity	63%	65%	83%	94%
Fixed Income	79%	58%	59%	60%
Multi-Asset	100%	96%	96%	96%
All Funds	73%	72%	84%	92%

% of U.S. mutual funds AUM that outperformed passive peer median(1),(3)
	1 year	3 years	5 years	10 years
Equity	51%	53%	81%	81%
Fixed Income	97%	52%	56%	64%
Multi-Asset	98%	96%	96%	96%
All Funds	66%	63%	83%	84%

% of composites AUM that outperformed benchmarks(4)
	1 year	3 years	5 years	10 years
Equity	51%	65%	72%	79%
Fixed Income	88%	54%	73%	72%
All Composites	57%	64%	73%	79%

As of March 31, 2021, 80 of 123 (65.0%) of the firm's rated U.S. mutual funds (across primary share classes) received an overall rating of 4 or 5 stars. By comparison, 32.5% of Morningstar's fund population is given a rate of 4 or 5 stars(5). In addition, 88%(5) of AUM in the firm's rated U.S. mutual funds (across primary share classes) ended March 31, 2021 with an overall rating of 4 or 5 stars.
(1) Source: © 2021 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely.Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.
(2) Source: Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the Morningstar category median. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total Fund AUM included for this analysis includes $503B for 1 year, $503B for 3 years, $503B for 5 years, and $493B for 10 years.
(3) Passive Peer Median was created by T. Rowe Price using data from Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, funds with fewer than three peers, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. This analysis compares T. Rowe Price active funds to the applicable universe of passive/index open-end funds and ETFs of peer firms. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the passive peer universe. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $491B for 1 year, $482B for 3 years, $439B for 5 years, and $416B for 10 years.
(4)Composite net returns are calculated using the highest applicable separate account fee schedule. Excludes money market composites. All composites compared to official GIPS composite primary benchmark. The top chart reflects the percentage of T. Rowe Price composites with 1 year, 3 year, 5 year, and 10 year track record that are outperforming their benchmarks. The bottom chart reflects the percentage of T. Rowe Price composite AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $1,392B for 1 year, $1,388B for 3 years, $1,364B for 5 years, and $1,316B for 10 years.
(5) The Morningstar Rating™ for funds is calculated for funds with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. Morningstar gives its best ratings of 5 or 4 stars to the top 32.5% of all funds (of the 32.5%,10% get 5 stars and 22.5% get 4 stars). The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund’s 3, 5, and 10 year (if applicable) Morningstar Rating™ metrics.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2021 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited consolidated financial statements at March 31, 2021.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated effective tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, changes in our effective fee rate, the impact of the coronavirus pandemic, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2020 Annual Report on Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

The firm announced that it will hold its 2021 Investor Day on Wednesday, May 26, 2021 from 9:00 a.m. to 11:00 a.m. Eastern Standard Time. It will be a virtual event and registration will open soon on the firm's investor relations website at troweprice.gcs-web.com.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Linsley Carruth
410-345-2242	410-345-3717
brian.lewbart@troweprice.com	linsley.carruth@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended
Revenues	3/31/2021	3/31/2020	12/31/2020
Investment advisory fees	$1,687.8	$1,327.8	$1,602.2
Administrative, distribution, and servicing fees	139.0	134.8	130.7
Net revenues	1,826.8	1,462.6	1,732.9

Operating expenses
Compensation and related costs	583.5	440.7	640.4
Distribution and servicing	85.6	65.7	77.3
Advertising and promotion	18.9	24.9	31.2
Product-related costs	41.0	41.6	37.5
Technology, occupancy, and facility costs	117.3	105.4	112.5
General, administrative, and other	87.3	77.1	78.1
Total operating expenses	933.6	755.4	977.0

Net operating income	893.2	707.2	755.9

Non-operating income (loss)
Net gains (losses) on investments	68.6	(154.6)	146.2
Net gains (losses) on consolidated investment products	37.2	(330.3)	238.3
Other income (loss)	(3.7)	(15.4)	5.6
Total non-operating income (loss)	102.1	(500.3)	390.1

Income before income taxes	995.3	206.9	1,146.0
Provision for income taxes	230.5	40.3	216.4
Net income	764.8	166.6	929.6
Less: net income (loss) attributable to redeemable non-controlling interests	15.4	(176.5)	146.2
Net income attributable to T. Rowe Price Group	749.4	343.1	783.4
Less: net income allocated to outstanding restricted stock and stock unit holders	19.9	9.4	21.2
Net income allocated to T. Rowe Price Group common stockholders	$729.5	$333.7	$762.2

Earnings per share
Basic	$3.20	$1.43	$3.36
Diluted	$3.17	$1.41	$3.33

Weighted-average common shares
Outstanding	227.7	234.1	226.8
Outstanding assuming dilution	230.0	236.8	229.2

The following table presents investment advisory revenues for the three-month periods ended March 31, 2021 and 2020, including a separate break out of revenue earned from our multi-asset portfolios. Prior year amounts have been recast to conform with the current year presentation.

Investment Advisory Revenues (in millions)	Three months ended
	3/31/2021	3/31/2020
U.S. mutual funds
Equity	$729.8	$568.4
Fixed income, including money market	59.0	71.7
Multi-asset	261.4	236.1
	1,050.2	876.2
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	429.8	279.5
Fixed income, including money market	31.7	38.0
Multi-asset	176.1	134.1
	637.6	451.6
Total	$1,687.8	$1,327.8

Assets Under Management (in billions)	Average during
	Three months ended		As of
	3/31/2021	3/31/2020	3/31/2021	12/31/2020
U.S. mutual funds
Equity	$509.6	$388.3	$511.7	$498.6
Fixed income, including money market	82.3	75.7	82.6	79.4
Multi-asset	222.6	190.3	222.1	216.6
	814.5	654.3	816.4	794.6

Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	418.9	277.5	405.5	397.2
Fixed income, including money market	80.2	81.3	90.2	89.3
Multi-asset	195.2	149.6	205.9	189.4
	694.3	508.4	701.6	675.9
Total	$1,508.8	$1,162.7	$1,518.0	$1,470.5

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)	Three months ended
(in billions)	3/31/2021
U.S. mutual funds
Equity	$(3.6)
Fixed income, including money market	3.6
Multi-asset	(3.6)
(3.6)
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	(5.3)
Fixed income, including money market	1.8
Multi-asset	8.3
4.8
Total net cash flows after client transfers	$1.2

Non-Operating Income (Loss) (in millions)	Three months ended
	3/31/2021	3/31/2020
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$5.1	$10.4
Market related gains (losses) and equity in earnings (losses)	8.6	(71.6)
Total net gains (losses) from cash and discretionary investments	13.7	(61.2)
Seed capital investments
Dividend income	.1	.7
Market related gains (losses) and equity in earnings (losses)	11.9	(34.1)
Net gain recognized upon deconsolidation	2.6	.1
Investments used to hedge the supplemental savings plan liability	22.1	(68.5)
Total net gains (losses) from non-consolidated T. Rowe Price investment products	50.4	(163.0)
Other investment income	18.2	8.4
Net gains (losses) on investments	68.6	(154.6)
Net gains (losses) on consolidated sponsored investment portfolios	37.2	(330.3)
Other income (loss), including foreign currency gains and losses	(3.7)	(15.4)
Non-operating income (loss)	$102.1	$(500.3)

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Three months ended
	3/31/2021			3/31/2020
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $57.5 of stock-based compensation expense and $49.0 of depreciation expense in 2021	$1,138.6	$(143.9)	$994.7	$864.0	$(76.3)	$787.7
Cash provided by (used in) investing activities, including $(58.8) for additions to property and equipment, $(12.5) of purchases and $60.3 of dispositions to T. Rowe Price investment products in 2021	30.4	(61.2)	(30.8)	(15.0)	42.6	27.6
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of $(259.2)* and dividends paid of $(252.3) in 2021	(490.6)	183.1	(307.5)	(1,068.4)	76.1	(992.3)
Effect of exchange rate changes on cash and cash equivalents	—	.9	.9	—	(1.2)	(1.2)
Net change in cash and cash equivalents during period	$678.4	$(21.1)	$657.3	$(219.4)	$41.2	$(178.2)
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	3/31/2021	12/31/2020
Cash and cash equivalents	$2,830.1	$2,151.7
Accounts receivable and accrued revenue	885.9	863.1
Investments	3,403.6	3,250.8
Assets of consolidated T. Rowe Price investment products	1,946.8	2,695.5
Operating lease assets	110.2	117.6
Property and equipment, net	703.9	695.4
Goodwill	665.7	665.7
Other assets	218.2	219.2
Total assets	10,764.4	10,659.0
Supplemental savings plan liability	769.9	772.2
Total other liabilities, includes $53.7 at March 31, 2021, and $57.7 at December 31, 2020, from consolidated T. Rowe Price investment products	973.4	618.1
Redeemable non-controlling interests	1,012.9	1,561.7
Stockholders' equity, 226.9 common shares outstanding at March 31, 2021 and 228.0 common shares outstanding at December 31, 2020	$8,008.2	$7,707.0

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products*	Total
Cash and discretionary investments	$2,830.1	$1,910.1	$109.1	$4,849.3
Seed capital investments	—	473.2	771.1	1,244.3
Investments used to hedge the supplemental savings plan liability	—	766.9	—	766.9
Total cash and investments in T. Rowe Price products attributable to T. Rowe Price Group	2,830.1	3,150.2	880.2	6,860.5
Investment in UTI and other investments	—	253.4	—	253.4
Total cash and investments attributable to T. Rowe Price Group	2,830.1	3,403.6	880.2	7,113.9
Redeemable non-controlling interests	—	—	1,012.9	1,012.9
As reported on unaudited condensed consolidated balance sheet at March 31, 2021	$2,830.1	$3,403.6	$1,893.1	$8,126.8

* The $109.1 million and $771.1 million represent the total value at December 31, 2020, of T. Rowe Price's interest in the consolidated T. Rowe Price investment products. The total net assets of $1,893.1 million at March 31, 2021, includes assets of $1,946.8 million less liabilities of $53.7 million as reflected in the unaudited condensed consolidated balance sheet information table above.

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies.

The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended March 31, 2021 and 2020 and December 31, 2020.

	Three months ended 3/31/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$933.6	$893.2	$102.1	$230.5	$749.4	$3.17
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(2.2)	3.5	(37.2)	(3.8)	(14.5)	(.06)
Supplemental savings plan liability(2)	(22.2)	22.2	(22.1)	—	.1	—
Other non-operating income(3)	—	—	(29.1)	(6.1)	(23.0)	(.10)
Adjusted Non-GAAP Basis	$909.2	$918.9	$13.7	$220.6	$712.0	$3.01

	Three months ended 3/31/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$755.4	$707.2	$(500.3)	$40.3	$343.1	$1.41
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.2)	3.7	330.3	71.1	86.4	.36
Supplemental savings plan liability(2)	63.7	(63.7)	68.5	2.1	2.7	.01
Other non-operating income(3)	—	—	40.3	18.2	22.1	.09
Adjusted Non-GAAP Basis	$817.9	$647.2	$(61.2)	$131.7	$454.3	$1.87

	Three months ended 12/31/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(5)
U.S. GAAP Basis	$977.0	$755.9	$390.1	$216.4	$783.4	$3.33
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(2.1)	4.7	(238.4)	(18.1)	(69.4)	(.30)
Supplemental savings plan liability(2)	(66.4)	66.4	(61.9)	.9	3.6	.02
Other non-operating income(3)	—	—	(47.3)	(9.9)	(37.4)	(.16)
Adjusted Non-GAAP Basis	$908.5	$827.0	$42.5	$189.3	$680.2	$2.89

(1)    These non-GAAP adjustments remove the impact that the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price Group represents the net income of the consolidated products, net of redeemable non-controlling interests. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(2)    This non-GAAP adjustment removes the compensation expense impact from market valuation changes in the supplemental savings plan liability and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by participants. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the economic hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)    This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and that are not part of the cash and discretionary investment portfolio. Management retains the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(4)    The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 23.7% for 2021, 22.5% for Q1 2020, and 21.8% for Q4 2020. The firm estimates that its effective tax rate for the full-year 2021 on a non-GAAP basis will be in the range of 23% to 25%.

(5)    This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. The calculation of adjusted net income allocated to common stockholders is as follows:

	Three months ended
	3/31/2021	3/31/2020	12/31/2020
Adjusted net income attributable to T. Rowe Price Group	$712.0	$454.3	$680.2
Less: adjusted net income allocated to outstanding restricted stock and stock unit holders	18.9	12.4	18.4
Adjusted net income allocated to common stockholders	$693.1	$441.9	$661.8